

April 23, 2013

Via E-mail
Douglas A. Neis
Chief Financial Officer and Treasurer
The Marcus Corporation
100 East Wisconsin Avenue, Suite 1900
Milwaukee, WI 53202-4125

     Re: The Marcus Corporation
              Form 10-K for fiscal year ended May 31, 2012
              Filed August 14, 2012
              File No. 1-12604

Dear Mr. Neis:

We have reviewed your response dated March 29, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended May 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Financial Condition, page 37

Liquidity and Capital Resources, page 37

Fiscal 2012 versus Fiscal 2011, page 37

1.   We note your response to prior comments 1 and 3 and are unable to agree with your conclusions. Please revise the liquidity section of your MD&A to capital expenditures for acquisitions, redevelopments/renovations, and, new developments. In addition, please revise your Consolidated Statements of Cash Flows to separately present cash outflows for acquisitions, redevelopments/renovations, and new developments as applicable.

Item 8. Financial Statements and Supplementary Data, page 42

Notes to Consolidated Financial Statements, page 51

3. Additional Balance Sheet Information, page 56

Capital Lease Obligation, page 57

2.   We note your response to prior comment 5. Please tell us how you have considered the guidance in ASC Topic 605-50-45-14 in determining that payments made by film distributors to CDF2 should be accounted for as a reduction to interest and amortization expense. In your response, tell us whether the distributors will continue to pay VPFs to the company once the lease arrangement has terminated. Additionally, tell us whether the company is considered an agent of the distributors or a principal in the transaction and how you have applied the guidance in ASC Topic 605-45 in arriving at your conclusions.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters.

                                                    Sincerely,

                                                    /s/ Robert F. Telewicz, Jr.

                                                    Robert F. Telewicz, Jr.
                                                    Staff Accountant